1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2009.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date October 27, 2009	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT
2009 THIRD QUARTERLY REPORT

1	IMPORTANT NOTICE

1.1

The board of directors (the "Board"), the supervisory committee, the directors, supervisors and senior management of Aluminum Corporation of China Limited (the "Company") guarantee that this report contains no false representation, misleading information or material omission. All of them jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the contents of this report.

1.2

Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Shi Chungui, Mr. Zhang Zhuoyuan and Mr. Wang Mengkui, Directors of the Company, attended the meeting. Mr. Chen Jihua, Mr. Liu Xiangmin, Mr. Kang Yi and Mr. Zhu Demiao, Directors of the Company, were unable to attend the meeting due to other engagements. Mr. Chen Jihua and Mr. Kang Yi appointed Mr. Luo Jianchuan to attend the meeting on their behalf and to vote at his absolute discretion. Mr. Liu Xiangmin and Mr. Zhu Demiao had appointed Mr. Wang Mengkui to attend the meeting on their behalf and to vote at his absolute discretion. 9 directors were eligible to attend the meeting, 5 of whom attended in person. 9 people were entitled to vote, which conformed to the required quorum.

1.3	The financial report of the Company in this 2009 third quarterly report has not been audited.

1.4

Mr. Xiong Weiping, Person-in charge of the Company, Mr. Chen Jihua, Person-in charge of Accounting, and Ou Xiaowu, Head of the Accounting Department warrant the truthfulness and completeness of the financial statements in this quarterly report.

2	BASIC CONDITIONS OF THE COMPANY

2.1	Principal financial data and indicators

Currency: RMB

			Change from
	The end of	The end of	the end of
	reporting period	the pervious year	the previous year
			(%)

Total assets (Thousand RMB)	133,156,742.00	135,527,517.00	-1.75
Owner's equity (or Shareholders' equity)
(Thousand RMB)	51,638,240.00	54,998,481.00	-6.11
Net assets attributable to shareholders
of the Company per share (RMB)	3.82	4.07	-6.14

	From the beginning of
	year to the end of	Changes from
	reporting period	the same
	(January - September)	period last year
		(%)

Net cash flow from operating activities
(Thousand RMB)	-120,702.00	-114.16
Net cash flow from operating activities
per share (RMB)	-0.0090	-114.16

		From the
		beginning of year
		to the end of	Changes from
	The reporting	reporting period	the same
	period (July-	(January-	period
	September)	September)	last year
			(%)

Net profit attributable to shareholders
of the Company (Thousand RMB)	21,266.00	-3,500,492.00	-87.71
Basic earnings per share (RMB)	0.0016	-0.2588	-87.71
Basic profit per share after
extraordinary items (RMB)	-	-0.2923	-
Diluted earnings per share (RMB)	0.0016	-0.2588	-87.71
Return on net assets (fully diluted) (%)	0.04	-6.78	Increased
			by 0.26
			percentage points
Return on net assets after extraordinary
items (fully diluted) (%)	-0.18	-7.66	Increased
			by 0.06
			percentage points

Deducting the gain or loss arising from extraordinary items

Amount from the
beginning of the year
to the end of
Extraordinary items	reporting period
(Thousand RMB)

Profit and loss from disposal of non-current assets	-2,296
Government subsidies included in the profit and
loss of the period, but excluding government
subsidies closely related to the ordinary business
of the Company and are of fixed amount or
fixed quantity in accordance with
the State's unified standards	115,731
Except for the hedging business that is related to
the ordinary business of the Company,
the fair value gains or losses on held-for-trading
financial assets and liabilities and
investment income from disposing
held-for-trading financial assets and
liabilities and available for sales financial assets	448,315
Separate test for impairment of receivables
back to the impairment	5,189
Other non-operating income/expenses
other than above items	41,222
Income tax effect of extraordinary items	-121,632

Total	486,529

2.2	Number of shareholders and the top ten shareholders not subject to trading moratorium as at the end of the reporting period

Unit: share

Total number of shareholders as at the end of reporting period	645,999

The top ten shareholders of tradable shares not subject to trading moratorium

	Number of
	tradable shares not
	subject to trading
	moratorium held
	as at the end of
Name of shareholders (in full)	reporting period	Class of share

HKSCC NOMINEES LIMITED	3,929,817,393	Overseas listed
		foreign shares

China Cinda Assets Management Corporation	900,559,074	RMB denominated
		ordinary shares

China Construction Bank Corporation	709,773,136	RMB denominated
		ordinary shares

China Development Bank	554,940,780	RMB denominated
		ordinary shares

Guizhou Provincial Materials Development	72,800,000	RMB denominated
and Investment Corporation		ordinary shares

Guangxi Investment Group Co., Ltd.	45,840,527	RMB denominated
		ordinary shares

Industrial and Commercial Bank of China	20,106,722	RMB denominated
- Shanghai 50 ETF Securities Investment Fund		ordinary shares

Industrial and Commercial Bank of China	16,704,956	RMB denominated
- Lion Balance Securities Investment Fund		ordinary shares

Bank of China - Harvest Shanghai Shenzhen 300	13,216,159	RMB denominated
Index Securities Investment Fund		ordinary shares

Industrial and Commercial Bank of China	12,999,855	RMB denominated
- Guangfa Stable Growth Securities Investment Fund		ordinary shares

3	SIGNIFICANT EVENTS

3.1	Material changes in major accounting items and financial indicators and the reasons thereof

Applicable	Not Applicable

1.	Cash decreased by 48% from the beginning of the year, which was mainly used for the construction of alumina projects.

2.	Notes receivable increased by 57%, mainly due to a net increase of bills from the operating activities during the reporting period.

3.	The net amount of accounts receivable, net increased by 90%, mainly due to an increase of receivables in aluminum fabrication segment.

4.	Prepayments increased by 63%, mainly due to an increase of purchases of raw and auxiliary materials.

5.	Costs of construction materials increased by 110% from the beginning of the year, mainly due to an increase in the procurement of construction materials during the reporting period.

6.	Deferred income tax assets increased by approximately 134% from the beginning of the year, mainly due to deferred income tax assets that were charged for a loss during the period.

7.

Short-term borrowings increased by approximately 40% from the beginning of the year, mainly due to an increase of short-term borrowings during the reporting period that was used to supplement our working capital.

8.	Bills payable increased by 419% from the beginning of the year, mainly due to the issuance of banks' acceptance bills for the settlement of payments during the reporting period.

9.	Other current liabilities decreased by 96%, mainly due to the settlement of short-term financing bills.

3.2	Significant events and their effect and analysis on solutions

Not Applicable	Applicable

3.3	Implementation of undertakings by the Company, its shareholders and de facto controller

Applicable	Not Applicable

During the A share issue, the Company's undertakings principally relate to the non-competition undertakings with Chinalco, including:

1.

the Company plans to acquire from Chinalco its aluminum fabrication business when market conditions are more mature and when circumstances are favorable to the Company, as well as Chinalco's pseudo-boehmite business, within one year of the issuance of the Company's A shares;

2.	the undertaking to acquire the primary aluminum business of Liancheng Aluminum by the end of 2007;

3.	the undertaking to solve the competition with Tongchuan Xinguang within one year of the listing of the Company's A shares; and

4.	the undertaking to merge the primary aluminum business of Baotou Aluminum, as and when appropriate, following the issuance of the Company's A shares.

Chinalco, the controlling shareholder of the Company, had made the following undertakings as at the end of the reporting period:

1.

the undertakings relating to non-competition, i.e., "following the listing of the Company's A shares on the Shanghai Stock Exchange, Chinalco will inject quality aluminum assets (including but not limited to assets and equity interests of aluminum smelting and fabrication businesses), as and when appropriate, into the Company to facilitate the further improvement of its industry chains"; and

2.	the undertaking for a volunteer lock-up of three years in respect of the Company's shares held by it from the listing of the Company's A shares.

In respect of the aforesaid undertakings, the Company is currently progressing towards duly performing and completing the undertaken matters within the time limit. As at the end of the reporting period, the Company had completed the acquisition of the primary aluminum business of Liancheng Aluminum and certain aluminum fabrication businesses of Aluminum Corporation of China and the consolidation of the primary aluminum business of Baotou Aluminum. The Company maintains that Aluminum Corporation of China has not violated its undertaking.

3.4

Warning on any potential loss in accumulated net profit for the period from the beginning of the year to the end of the next reporting period or any material change from the corresponding period of last year and the reason thereof

Not Applicable	Applicable

3.5	Implementation of distribution of the cash dividend during the reporting period

There was no dividend distribution during the reporting period

Aluminum Corporation of China Limited
Legal representative: Xiong Weiping

4	APPENDICES

4.1	Consolidated Balance Sheet
As at 30 September 2009
Prepared by: Aluminum Corporation of China Limited

Unit: Thousand RMB, Unaudited

Items	Closing balance	Opening balance

Current assets:
Cash and Cash equivalents	8,515,459	16,295,585
Settlement reserve
Placements with banks and
other financial institutions
Held for trading financial assets	672	57,864
Bills receivable	1,136,182	722,285
Accounts receivable	2,496,238	1,313,039
Prepayments	1,726,760	1,058,238
Premiums receivable
Receivables from reinsurers
Deposits receivable from
reinsurance agreements
Interest receivable
Dividend receivable
Other receivable	1,173,503	1,271,770
Purchases of resold financial assets
Inventories	19,751,529	19,876,015
Non-current assets due within one year	597,065	378,717
Other current assets	1,759,120	1,513,974
Total current assets	37,156,528	42,487,487

Non-current assets:
Loans and advances granted
Financial assets available for sale	42,059	38,214
Held-to-maturity investments
Long-term receivables
Long-term equity investments	801,760	806,659
Investment properties
Fixed assets	66,893,897	65,129,108
Construction in progress	20,873,211	20,535,478
Construction materials	660,012	313,686
Disposals of fixed assets
Biological assets for production
Oil and gas assets
Intangible assets	2,393,018	2,334,694
Development expenses
Goodwill	2,362,736	2,362,735
Long-term deferred expenditures	169,945	192,429
Deferred income tax assets	1,635,576	698,504
Other non-current assets	168,000	628,525
Total non-current assets	96,000,214	93,040,032
Total assets	133,156,742	135,527,519

Current liabilities:
Short-term borrowings	19,924,787	14,188,202
Borrowings from central bank
Deposit taking and deposit in
inter-bank market
Placements from banks and other
financial institutions
Held-for-trading financial liabilities		114,047
Notes payable	2,170,167	418,010
Account payable	3,664,802	4,343,930
Payments received in advance	3,271,800	3,671,584
Disposal of repurchased financial assets
Handling charges and commissions payable
Staff remuneration payable	414,725	161,454
Taxes payable	341,172	251,819
Interest payable	178,601	149,306
Dividend payable	107,583	108,812
Other payable	4,591,445	6,354,549
Reinsurance accounts payable
Deposits for insurance contracts
Agent brokerage fee
Agent underwriting fee
Non-current liabilities due within one year	2,523,708	3,329,935
Other current liabilities	204,475	5,359,180
Total current liabilities	37,393,265	38,450,828

Non-current liabilities:
Long-term borrowings	26,713,124	24,169,469
Debentures payable	12,043,195	11,963,083
Long-term payables	33,470	64,022
Special payables	23,850	14,500
Accrued liabilities
Deferred income tax liabilities	71,836	53,768
Other non-current liabilities	210,852	615,027
Total non-current liabilities	39,096,327	36,879,869
Total liabilities	76,489,592	75,330,697

Owner's equity:
share capital	13,524,488	13,524,488
Capital reserve	13,325,639	13,323,896
Less: Treasury stock
Surplus reserve	5,799,232	5,799,232
Special reserve - safety production fees	65,380	33,213
General risk provision
Undistributed profit	18,987,513	22,488,006
Foreign currencies translations differences	-64,012	-170,353
Total shareholders' equity
attributable to the Company	51,638,240	54,998,482
Minority interests	5,028,910	5,198,340
Total owner's equity	56,667,150	60,196,822
Total liabilities and owners' equity	133,156,742	135,527,519

Company Legal	Person-in-charge	Head of Accounting
Representative:	of accounting:	Department:
Xiong Weiping	Chen Jihua	Ou Xiaowu

Balance Sheet of the Company
As at 30 September 2009
Prepared by: Aluminum Corporation of China Limited

Unit: Thousand RMB, Unaudited

Items	Closing balance	Opening balance

Current assets:
Cash and cash equivalents	4,138,025	7,030,857
Held for trading financial assets
Bills receivable	522,340	601,120
Accounts receivable	3,189,169	3,877,161
Prepayments	748,585	268,196
Interests receivable	141,651	141,651
Dividend receivable
Other receivable	1,369,850	2,556,318
Inventories	10,707,462	11,705,718
Non-current assets due within one year	28,000	28,000
Other current assets	737,053	742,625
Total current assets	21,582,135	26,951,646

Non-current assets:
Financial assets available for sale	7,000	7,000
Held-to-maturity investment
Long-term receivables
Long-term equity investments	12,720,276	11,432,171
Investment properties
Fixed assets	44,999,146	43,919,929
Construction in progress	10,545,853	11,031,467
Construction materials	304,392	242,650
Disposal of fixed assets
Biological assets for production
Oil and gas assets
Intangible assets	817,823	852,206
Development expenses
Goodwill	2,330,946	2,330,945
Long-term deferred expenditures	83,987	94,615
Deferred income tax assets	1,026,782	350,336
Other non-current assets	168,000	196,000
Total non-current assets	73,004,205	70,457,319
Total assets	94,586,340	97,408,965

Current liabilities:
Short-term borrowings	8,800,000	4,537,000
Held-for-trading financial liabilities
Notes payable	944,627	33,000
Accounts payable	1,939,340	2,605,718
Payments received in advance	396,632	226,409
Staff remuneration payables	264,713	65,799
Taxes payable	227,656	167,628
Interests payable	176,306	149,306
Dividends payable
Other payable	3,476,506	4,056,455
Non-current liabilities due within one year	265,519	1,179,422
Other current liabilities	144,752	5,265,546
Total current liabilities	16,636,051	18,286,283

Non-current liabilities:
Long-term borrowings	14,437,782	12,760,382
Debentures payable	12,034,782	11,963,083
Long-term payables	33,470	64,022
Special payables	23,850	14,500
Accrued liabilities
Deferred income tax liabilities
Other non-current liabilities	110,131	100,208
Total non-current liabilities	26,640,015	24,902,195
Total liabilities	43,276,066	43,188,478

Owner's equity:
Capital (share capital)	13,524,488	13,524,488
Capital reserve	14,164,569	14,164,569
Less: Treasury stock
Surplus Reserve	5,799,232	5,799,232
Special Reserve - Safety Production fees	44,798	18,061
Undistributed profit	17,777,187	20,714,137
Foreign currencies translation differences
Total owner's equity	51,310,274	54,220,487
Total liabilities and owners' equity	94,586,340	97,408,965

Company Legal	Person-in-charge	Head of Accounting
Representative:	of accounting:	Department:
Xiong Weiping	Chen Jihua	Ou Xiaowu

4.2	Consolidated income statement
Prepared by: Aluminum Corporation of China Limited

Unit: Thousand RMB Unaudited

From the
			From the	beginning of
			beginning	previous year to
		Amount for the	of year to	the end of the
		corresponding	the end of	corresponding
	Amount	period of the	reporting	period of the
	for the period	previous year	period	previous year
	(July -	(July -	(January -	(January -
Items	September)	September)	September)	September)

1.	Total operating revenue	17,076,185	19,125,907	45,060,869	58,788,535
Including:	operating revenue	17,076,185	19,125,907	45,060,869	58,788,535
Interest income
Premiums earned
Handling charges and
commission income

2.	Total cost of operations	17,090,073	19,213,747	49,916,160	55,546,413
Including:	operating cost	15,608,882	17,627,240	45,605,866	51,174,822
Interest expenses
Handling charges and
commission expenses
Returned premium
Net expenditure for
compensation payments
Net provision for
insurance deposits
Policyholder dividend expenses
Reinsurance costs
Business tax and surcharges	75,183	84,175	181,589	285,779
Selling expenses	312,132	414,519	866,495	1,134,330
Administrative expenses	526,005	541,345	1,648,470	1,684,291
Finance expenses	567,973	550,145	1,617,068	1,282,422
Loss on assets impairment	-102	-3,677	-3,328	-15,231
Add:	Gains on fair
	value changes
	(loss stated with "-")	-64,998	150,385	14,708	164,229
	Investment income
	(loss stated with "-")	186,438	176,514	385,247	346,335
Including:	Investment income
	from associated
	companies and
	jointly controlled
	entities
	Foreign currency
	exchange gains
	(loss stated with "-")

3.	Operating profit (loss stated with "-")	107,552	239,059	-4,455,336	3,752,686
Add:	Non-operating income	20,085	53,963	150,307	152,869
Less:	Non-operating expenses	15,815	7,107	29,990	371,563
Including:	Net loss from disposal
	of non-current assets

4.	Total profit (loss stated with "-")	111,822	285,915	-4,335,019	3,533,992
Less:	Income tax expenses	-41,269	120,678	-713,402	761,589

5.	Net profit (loss stated with "-")	153,091	165,237	-3,621,617	2,772,403
	Net profit attributable to shareholders
	of the Parent Company	21,266	173,011	-3,500,492	2,566,913
	Minority interests	131,825	-7,774	-121,125	205,490

6.	Earnings per share:
(i)	Basic earnings per share	0.0016	0.0127	-0.2588	0.1898
(ii)	Diluted earnings per share	0.0016	0.0127	-0.2588	0.1898

Company Legal	Person-in-charge	Head of Accounting
Representative:	of accounting:	Department:
Xiong Weiping	Chen Jihua	Ou Xiaowu

Income statement of the Company
Prepared by: Aluminum Corporation of China Limited

Unit: Thousand RMB Unaudited

From the
			From the	beginning of
			beginning	previous year to
		Amount for the	of year to	the end of the
		corresponding	the end of	corresponding
	Amount	period of the	reporting	period of the
	for the period	previous year	period	previous year
	(July -	(July -	(January -	(January -
Items	September)	September)	September)	September)

1.	Operating revenue	8,838,139	13,119,535	22,412,020	35,899,946
Less:	operating costs	8,132,713	12,162,658	23,554,920	31,008,735
Business tax and surcharges	45,627	57,491	100,733	197,396
Selling expenses	179,177	244,043	491,242	623,834
Administrative expenses	341,859	421,703	1,073,055	1,188,689
Finance expenses	335,725	367,348	914,438	652,553
Loss on assets impairment	-8,981	-6,121	-12,754	-5,381
Add:	Gains on fair value
	changes (loss stated
	with "-")
	Investment income
	(loss stated with "-")	32,011	201,434	15,504	554,450
Including:	Investment income
	from associated
	companies and
	jointly controlled
	entities

2.	Operating profit
	(loss stated with "-")	-155,970	73,847	-3,694,110	2,788,570
Add:	Non-operating income	11,432	42,066	100,987	115,789
Less:	Non-operating expenses	10,393	6,247	20,178	320,988
Including:	Net loss from disposal
	of non-current assets

3.	Total profit (loss stated with "-")	-154,931	109,666	-3,613,301	2,583,371
Less:	Income tax expenses	-11,026	30,167	-676,352	449,633

4.	Net profit (loss stated with "-")	-143,905	79,499	-2,936,949	2,133,738

Company Legal	Person-in-charge	Head of Accounting
Representative:	of accounting:	Department:
Xiong Weiping	Chen Jihua	Ou Xiaowu

4.3	Consolidated Cash Flow Statement
January-September 2009
Prepared by: Aluminum Corporation of China Limited

Unit: Thousand RMB Unaudited

Amount for the
corresponding
	Amount for	period of the
	the period	previous year
	(January-	(January-
Items	September)	September)

1.	Cash flow from operating activities:
	Cash received from product sales and
	rendering of services	55,366,666	74,346,413
	Net increase in deposits from customers and
	placements from banks and
	other financial institutions
	Net increase in borrowings from central bank
	Net increase in placements from
	other financial institutions
	Cash received from premiums of
	original insurance contracts
	Net cash received from reinsurance business
	Net increase in deposits from
	policyholders and investments
	Net increase in disposal of held-for-trading
	financial assets
	Cash received from interest, handling charges
	and commissions
	Net increase in capital due to banks and
	other financial institutions
	Net increase in repurchases
	Refund of tax and levies received	136,212	108,561
	Other cash received relating to operating activities	158,148	167,207
	Sub-total of cash inflow from operating activities	55,661,026	74,622,181
	Cash paid for purchase of goods and
	receipt of services	46,726,740	63,633,758
	Net increase in loans and advances to customers
	Net increase in placements with central bank
	and other financial institutions
	Cash paid for claims on original insurance contracts
	Cash payment for interest, handling charges
	and commissions
	Cash payment for policyholder dividend
	Cash paid to and on behalf of employees	4,463,398	4,366,436
	Taxes and surcharges paid	3,009,144	4,822,344
	Other cash paid relating to operating activities	1,582,446	943,521
	Sub-total of cash outflow from operating activities	55,781,728	73,766,059
	Net cash flow from operating activities	-120,702	856,122

2.	Cash flows from investment activities
	Cash received from disposal of investments	0	96,054
	Cash received from returns on investments	1,842	141,806
	Net cash received from disposal of fixed assets,
	intangible assets and other long-term assets	5,877	94,452
	Net cash received from disposal of subsidiaries
	and other operating entities	0	0
	Other cash received relating to investment activities	258,737	57,710
	Sub-total of cash inflow from investment activities	266,456	390,022
	Cash paid to acquire fixed assets, intangible assets
	and other long-term assets	7,168,055	14,737,670
	Cash paid for investment	54,001	229,846
	Net increase in pledged loans
	Net cash paid for acquisition of subsidiaries
	and other operating entities	69,356	4,198,558
	Other cash paid relating to investment activities	571,510	104,523
	Sub-total of cash outflow from investment activities	7,862,922	19,270,597
	Net cash flows from investment activities	-7,596,466	-18,880,575

3.	Cash flow from financing activities:
	Proceeds received from investments	0	184,800
Including:	Proceeds received by subsidiaries
	from minority shareholders' investment	0	184,800
Cash received from borrowings	20,502,559	25,253,163
Cash received from issue of debentures	0	9,985,000
Other cash received relating to financing activities	0	126,303
Sub-total of cash inflow from financing activities	20,502,559	35,549,266
Cash paid for repayment	18,166,334	12,462,139
Cash paid for dividend and profit
distribution or interest repayment	2,519,966	3,709,834
Including:	Dividend and profit paid by subsidiaries
	to minority shareholders	50,636	233,054
	Other cash paid relating to financing activities	503,270	0
	Sub-total of cash outflow from financing activities	21,189,570	16,171,973
	Net cash flows from financing activities	-687,011	19,377,293

4.	Effect on cash and cash equivalents due to
	change in foreign currency exchange rate	20,609	0

5.	Net increase in cash and cash equivalents	-8,383,570	1,352,840
Add:	Balance of cash and cash equivalents
	at the beginning of the period	15,982,130	7,802,907
6.	Balance of cash and cash equivalents
	at the end of the period	7,598,560	9,155,747

Company Legal	Person-in-charge	Head of Accounting
Representative:	of accounting:	Department:
Xiong Weiping	Chen Jihua	Ou Xiaowu

Cash Flow Statement of the Company
January-September 2009
Prepared by: Aluminum Corporation of China Limited

Unit: Thousand RMB Unaudited

Amount for the
corresponding
	Amount for	period of the
	the period	previous year
	(January-	(January-
Items	September)	September)

1.	Cash flow from operating activities:
	Cash received from product sales and
	rendering of services	27,692,306	40,415,295
	Refund of tax and levies received
	Other cash received relating to operating activities	80,966	100,440
	Sub-total of cash inflow from operating activities	27,773,272	40,515,735
	Cash paid for purchase of goods and
	receipt of services	20,401,643	33,917,151
	Cash paid to and on behalf of employees	2,950,881	3,299,466
	Taxes and surcharges paid	1,229,096	3,082,626
	Other cash paid relating to operating activities	1,255,309	657,339
	Sub-total of cash outflow from operating activities	25,836,929	40,956,582
	Net cash flow from operating activities	1,936,343	-440,847

2.	Cash flows from investment activities:
	Cash received from disposal of investments	428,000	0
	Cash received from returns on investments	61,162	171,863
	Net cash received from disposal of fixed assets,
	intangible assets and other long-term assets	2,161	20,505
	Net cash received from disposal of subsidiaries
	and other operating entities	0	21,373
	Other cash received relating to investment activities	4,017,255	56,256
	Sub-total of cash inflow from investment activities	4,508,578	269,997
	Cash paid to acquire fixed assets, intangible assets
	and other long-term assets	3,704,298	6,638,637
	Cash paid for investment	1,554,001	63,882
	Net cash paid for acquisition of subsidiaries
	and other operating entities	69,356	5,612,183
	Other cash paid relating to investment activities	2,583,090	750,648
	Sub-total of cash outflow from investment activities	7,910,745	13,065,350
	Net cash flows from investment activities	-3,402,167	-12,795,353

3.	Cash flows from financing activities:
	Proceeds received from investments
	Cash received from borrowings	11,073,867	12,437,836
	Other cash received relating to financing activities	0	9,985,000
	Sub-total of cash inflow from financing activities	11,073,867	22,422,836
	Cash paid for repayment	11,047,369	6,088,369
	Cash paid for dividend and profit distribution
	or interest repayment	1,448,550	2,204,278
	Other cash paid relating to financing activities	47,000	0
	Sub-total of cash outflow from financing activities	12,542,919	8,292,647
	Net cash flows from financing activities	-1,469,052	14,130,189

4.	Effect on cash and cash equivalents due to
	change in foreign currency exchange rate	433	0

5.	Net increase in cash and cash equivalents	-2,934,443	893,989
Add:	Balance of cash and cash equivalents
	at the beginning of the period	7,030,857	5,121,705
6.	Balance of cash and cash equivalents
	at the end of the period	4,096,414	6,015,694

Company Legal	Person-in-charge	Head of Accounting
Representative:	of accounting:	Department:
Xiong Weiping	Chen Jihua	Ou Xiaowu

By order of the Board of
Aluminum Corporation of China Limited*
Xiong Weiping
Chairman and CEO

Beijing, the PRC
27 October 2009

As at the date of this announcement, the members of the Board comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary